Form 144

1 (a) Name of issuer:
SOUTH STATE CORPORATION

1 (b) IRS Ident. No.
57-0799315

1 (c) SEC File No.
001-12669

1(d) Address of issuer
520 Gervais Street Columbia, SC 29201

1 (e)Telephone No.
803-231-3539

2(a) Name of person for whose account the securities are to be sold
Ruth Horger

2(b) Relationship to Issuer
Spouse of Director/Chairman of Board

2(c) Address Street
1459 Amelia Street, Orangeburg, SC 29116

3(a) Title of Class of securities to be sold
Common Stock

3(b) Name and address of each broker through whom the sec are to be offered/each market maker who is acquiring the securities UBS Financial Services Inc., 299 Park Avenue, 9th Floor New York, NY 10171

3(c) Number of share or other units to be sold
377

3(d)Aggregate Market Value
$31,810.23

3(e) Number of shares or other units outstanding
29,244,091

3(f) Approximate Date of Sale
06/09/2017

3(g) Name of each securities exchange
NASDAQ

Table I  Securities to be Sold

Title of the Class:
Common Stock

Date you acquired:
10/24/1999
11/1/2007

Nature of Acquisition Transaction
Purchases within IRA

Name of Person from Whom Acquired:
South State Corporation

Amount of Securities Acquired:
177
200

Date of Payment:
10/24/1999
11/1/2007

Nature of Payment:
cash

Table II  Securities sold during past 3 months:
Robert Horger
1459 Amelia Street, Orangeurg, SC 29116
Common Stock
6/8/2017
1,788
152,337.60